SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                              INFINITE GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share

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                         (Title of Class of Securities)

                                    456910306
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                                 (CUSIP Number)

                                 Paul J. Delmore
                            c/o Kenneth S. Rose, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                           405 Park Avenue, Suite 1401
                            New York, New York 10022
                               Tel: (212) 838-5030
                               Fax: (212) 838-9190
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 2, 2005
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.



      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
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                                       13D
CUSIP NO. 456910306                                           Page 2 of 5 Pages

-------------------------------------------------------------------------------------------------------------------
(1)    Names of Reporting Persons S.S. or I.R.S.
       Identification Nos. Of Above Persons                                     Paul J. Delmore

-------------------------------------------------------------------------------------------------------------------
(2)    Check the appropriate Box                                       (a)
       if a Member of a Group                                          (b)

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(3)    SEC Use Only

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(4)    Source of Funds
                                                                                OO
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(5)    Check Box if Disclosure of Legal                                                      |_|
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of                                                   United States
       Organization
------------------------------------ -- ---------------------------------------------------------------------------

Number of Shares Beneficially           (7)      Sole Voting Power                           4,884,500
Owned Each Reporting Person With
                                       ----------------------------------------------------------------------------

                                        (8)      Shared Voting                               0
                                        ---------------------------------------------------------------------------

                                        (9)      Sole Dispositive                            4,884,500
                                        ---------------------------------------------------------------------------

                                        (10) Shared Dispositive Power                        0

-------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                      4,884,500

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(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                                 |_|

-------------------------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                                                 25.3%

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(14)     Type of Reporting Person
                                                                                             IN
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
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                                       13D
CUSIP NO. 456910306                                            Page 3 of 5 Pages




Item 1. Security and Issuer.

Name of Issuer: Infinite Group Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

                           595 Blossom Road, Suite 309
                           Rochester, New York 14610

Security: Common Stock, par value $.001 per share ("Shares")

Item 2. Identity and Background.

(a)   Name of Reporting Person: Paul J. Delmore ("Mr. Delmore").

(b)   The Business Address of the Reporting Person is:

            c/o Infinite Group, Inc.
            595 Blossom Road, Suite 309
            New York, NY 14610

(c)   Principal Occupation of the Reporting Person:

Mr. Delmore is a member of the Company's Board of Directors.

(d)   Criminal Convictions involving the Reporting Person:

      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations).

(e)   Civil Proceedings involving the Reporting Person:

      During the last five years, the Reporting Person has not been: (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; nor (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   Citizenship: Mr. Delmore is a citizen of the United States.

                                    SCHEDULE
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                                       13D
CUSIP NO. 456910306                                            Page 4 of 5 Pages


Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Delmore acquired Beneficial Ownership of the Shares as follows:

1) 64,500 Shares were issued to him as compensation for his services to the Company's Board including 57,500 Shares underlying non-qualified stock options grants; and

2) 4,820,000 Shares were acquired by Upstate Holding Group, LLC ("Upstate") using its working capital. Upstate's Shares are deemed beneficially owned by Mr. Delmore by virtue of his role as managing member of Upstate.

Item 4. Purpose of the Transaction.

      Mr. Delmore acquired the securities of the Company for the purpose of investment.

      Except as otherwise disclosed herein, Mr. Delmore is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to the deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.


Item 5.           Interest in Securities of the Issuer.

      (a) The aggregate number of Shares that may be deemed to be beneficially owned by Mr. Delmore is 4,884,500 Shares, which includes 57,500 Shares issuable upon the exercise of currently exercisable options. The 4,884,500 Shares represent approximately 25.3% of the total outstanding Shares as of July 15, 2005. The percentage of outstanding Shares beneficially owned by Mr. Delmore is based upon the aggregate of 19,264,465 outstanding Shares consisting (x) 19,206,965 Shares outstanding as of July 15, 2005 and (y) 57,500 Shares underlying the currently exercisable options issued by the Company to Mr. Delmore.

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 456910306                                            Page 5 of 5 Pages


      (b) Mr. Delmore possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 4,884,500 Shares including the shares underlying his options.

      (c) Mr. Delmore effected no transactions in the Shares during the past 60 days with respect to the Shares.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      None.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 2, 2005



                                      /s/ Paul J. Delmore
                                      -----------------------------------
                                      Paul J. Delmore